Exhibit 99.1

FOR IMMEDIATE RELEASE - CALGARY, ALBERTA – APRIL 13, 2006

BAYTEX ENERGY TRUST CONFIRMS MONTHLY DISTRIBUTION
AT $0.18 PER UNIT AND ANNOUNCES 2007 HEDGING UPDATE

CALGARY, ALBERTA (April 13, 2006) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) announces that a cash distribution of $0.18 per unit in respect of April operations will be paid on May 15, 2006 for unitholders of record on April 28, 2006. The ex-distribution date is April 26, 2006.

Baytex has paid a monthly distribution of $0.18 per unit since January 2006. Prior to that, Baytex had maintained its monthly distributions at $0.15 per unit since its inception in September 2003. The Trust’s annualized cash distribution, based on the current payment, amounts to $2.16 per trust unit, and represents a cash-on-cash yield of approximately 10.6% per year based on the
April 12, 2006 closing price of $20.42 per trust unit.

Hedging Update

Baytex has recently increased its calendar 2007 WTI oil hedge position to a total of 8,000 bbl/d utilizing costless collar contracts with an average floor price of US$56.88/bbl and an average cap price of $82.48/bbl. Details of these contracts are as follows:

	Year	Volume	Floor Price	Cap Price
WTI Collar	2007	1,000 bbl/d	US$60.00	US$80.60
WTI Collar	2007	2,000 bbl/d	US$60.00	US$80.40
WTI Collar	2007	2,000 bbl/d	US$55.00	US$83.60
WTI Collar	2007	3,000 bbl/d	US$55.00	US$83.75

These contracts will provide significant downside protection to Baytex’s cash flow while allowing for participation in the benefits of a high oil price environment. For calendar 2006, Baytex also has 8,000 bbl/d of WTI collar contracts in place with a floor price of US$55.00 and an average cap price of US$84.39. Baytex will continue to monitor market developments and may enter into additional hedging contracts for cash flow management purposes should it deem desirable.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

Forward Looking Statements

Certain statements in this press release are forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors, many of which are beyond the control of Baytex. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast. All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Kathy Robertson, Investor Relations	Telephone: (403) 538-3645

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca